Filed pursuant to Rule 433

November 14, 2016

Relating to

Preliminary Prospectus Supplement dated November 14, 2016 to

Prospectus dated September 23, 2016

Registration Statement No. 333-213765-05

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$600,000,000 2.95% Series due 2026

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	November 14, 2016

Settlement Date:	November 17, 2016; T+3

Ratings (Moody’s/S&P/Fitch)*:	(Aa2/A/AA-) (Stable/Negative/Stable)

Security Description:	First and Refunding Mortgage Bonds, 2.95% Series due 2026 (the “Bonds”)

Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2017

Principal Amount:	$600,000,000

Maturity Date:	December 1, 2026

Price to Public:	99.758% per Bond, plus accrued interest, if any, from November 17, 2016

Coupon:	2.95%

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price:	97-31

Benchmark Treasury Yield:	2.228%

Spread to Benchmark Treasury:	+75 bps

Yield to Maturity:	2.978%

Redemption Provisions/Make-Whole Call:

At any time before September 1, 2026 (which is the date that is three months prior to maturity of the Bonds (the “Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the Par Call Date, redeemable at par.

CUSIP / ISIN:	26442C AS3 / US26442CAS35

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. Mizuho Securities USA Inc. RBC Capital Markets, LLC

Senior Co-Manager:	Loop Capital Markets LLC

Co-Managers:	CIBC World Markets Corp. Fifth Third Securities, Inc. Santander Investment Securities Inc.

Junior Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Goldman, Sachs & Co. toll free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, and RBC Capital Markets, LLC toll free at 1-866-375-6829.